UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number: 1-14926

KT Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

206 Jungja-dong Bundang-gu, Sungnam Kyunggi-do 463-711 Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-156817 on Form F-4, effective February 19,
2009, relating to the merger proposal.

Report on Important Business Matter

    KT has announced a shareholder value enhancement plan through a press conference held on February 25, 2009 at the KT Gwanghwamun building. The following three items were presented :

i) Share retirement : 500 billion Won
ii) Shareholder return policy : 50% or more of net income of previous fiscal year
iii) Labor related cost reduction plan : 500 billion Won cost reduction over the next 5 years

Exhibit 99.1 : IR Newsletter distributed on February 25, 2009 :

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KT Corporation

Date: March 11, 2009	By:	Thomas Bum Joon Kim
	Name:	Thomas Bum Joon Kim
	Title:	Managing Director

KT Corporation

Date: March 11, 2009	By:	Young Jin Kim
	Name:	Young Jin Kim
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	exhibit 99.1